 Ciudad Autónoma de Buenos Aires, August 1st, 2022

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that, on the date hereof, the Company received a resignation letter presented by Paula Eugenia Platini to her position as Alternate Director of the Company, effective as from July 26th, 2022.

The abovementioned resignation obeys to personal reasons and will be considered by the next Board of Directors meeting.

Sincerely,

María Agustina Montes

Head of Market Relations